July 6, 2011

Filed via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC  20549

Re:          Form 10-K for the Year Ended August 31, 2010
Form 10-Q for the Period Ended February 28, 2011
File No. 1-33633

Dear Mr. Decker:

Zep Inc., a Delaware corporation (the “Company”), is transmitting for filing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2011.  For convenience of reference, each comment contained in your June 7, 2011 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended August 31, 2010

General

1.             Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE: The Company has provided, where applicable, the additional disclosures or other revisions in its responses below and will include these revisions and additional disclosures in its future filings, where applicable.

MD&A

General, page 23

2.             You disclose on page 55 that certain customer-related shipping and handling costs are included in the selling, distribution, and administrative expenses line item rather than in cost of products sold.  Please disclose whether you exclude purchasing and receiving costs, inspection costs, or any other costs of your distribution network from the cost of products sold line item as well.  Please also disclose that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, distribution, and administrative expenses.

RESPONSE:  The Company will expand this disclosure in its future filings with the Commission as follows (additions to the disclosure in our 2010 Form 10-K have been underlined for your convenience):

Cost of Products Sold

Zep includes shipping and handling fees billed to customers in Net Sales. Shipping and handling costs associated with inbound freight and freight between manufacturing facilities are generally recorded in Cost of Products Sold, which also includes the cost normally incurred in acquiring and producing inventory for sale, purchasing and receiving costs, and inspection costs. Certain customer-related shipping and handling costs, as well as other distribution costs, are included in Selling, Distribution, and Administrative Expenses. The Company’s gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in their cost of products sold.  Customer-related shipping and handling costs included within the Company’s Selling, Distribution, and Administrative Expenses costs totaled $36.0 million, $31.5 million, and $38.6 million for the fiscal years ended August 31, 2010, 2009, and 2008 respectively.

Liquidity and Capital Resources, page 25

3.             Please enhance your disclosure to address the following:

•      Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of August 31, 2010; and

•      Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

RESPONSE:  Beginning with the Form 10-Q for the period ended May 31 2011, the company will enhance its liquidity disclosure with the addition of the following:

“As of May 31, 2011, we had $7.9 million in cash and cash equivalents of which $4.5 million was held by our foreign subsidiaries.  If in the future it becomes necessary to use all or a portion of the accumulated earnings generated by our foreign subsidiaries for our U.S. operations, we would be required to accrue and pay U.S. taxes on the funds repatriated for use within our U.S. operations.  As of My 31, 2011 we had approximately $168.4 million of available borrowing capacity under the 2010 Credit Facility, and our plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations.  Rather, our intent is to reinvest earnings generated by our foreign subsidiaries indefinitely outside of the U.S.”

Critical Accounting Estimates

Long-Lived and Intangible Assets and Goodwill, page 36

4.             At February 28, 2011, property, plant, and equipment, net and identifiable intangible assets each represent approximately 16% of your total assets.  In this regard, please expand your disclosures to provide additional insight on your impairment considerations by addressing the following:

•      Please disclose how you group these assets for purposes of considering whether an impairment exists.  Refer to ASC 360-10-35-23 through 25; and

•      Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

RESPONSE:  In response to the Staff’s comments, the Company will revise disclosure of its Critical Accounting Estimates as follows (additions to the disclosure in our 2010 Form 10-K have been underlined for your convenience):

Long-Lived and Intangible Assets and Goodwill

“The Company’s long-lived assets consist primarily of property, plant, and equipment, identifiable intangible assets and goodwill.  We review these assets for impairment on an annual basis or on an interim basis if an event occurs that might reduce the fair value of the long-lived asset below carrying value. The Company’s policy is to assess the recoverability of the carrying amount of such assets at the lowest level of separately identifiable cash flows.  These levels are dependent upon an asset’s usage, which may be on an individual asset level or aggregated at a higher level including a company-wide grouping. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or asset or change in utilization of property and equipment. The Company reviews all other long-lived and intangible assets for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable.

The Company would recognize an impairment loss based on the difference between the carrying value of the asset and its estimated fair value.  With respect to goodwill, fair value is determined based on either an evaluation of market capitalization or other appropriate fair value methods. With respect to property, plant, and equipment, fair value of assets is determined based on prices of similar assets adjusted for their remaining useful life.

The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future net sales, operating results, and cash flows of our business.  Although management currently believes that the estimates used in the evaluation of goodwill and intangibles with indefinite lives are reasonable, differences between actual and expected net sales, operating results, and cash flows could cause these assets to be deemed impaired. If any asset were determined to be impaired, we would be required to charge to operations the write-down in value of such assets, which could have a material adverse effect on our results of operations and financial position, but not our cash flow from operations.”

The Company supplementally advises the Staff that, during the performance of the Company’s impairment assessments, the Company did not identify any assets or asset groups, other than assets and asset groups that were impaired and disclosed in fiscal 2010, which had expected undiscounted future cash flows that were not substantially in excess of the carrying values. Further, the Company will carry portions of this enhanced disclosure forward to its Summary of Significant Accounting Policies footnote as appropriate.

Financial Statements

Notes to the Financial Statements

Note 2 — Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page 53

5.             In connection with your acquisition of Amrep, you recorded $23.8 million of customer relationships intangible assets, which are being amortized over eighteen years.  In your acquisition of certain brands and assets and assumed liabilities of the North American operations of Waterbury Companies, Inc., you recorded customer relationship intangible assets of $27 million, which are being amortized over a period ranging from 8 to 22 years.  As a result of the negligible attrition rate in the customer bases, you determined that the difference between the straight-line method of amortization and the attrition method is not significant.  Please help us understand how you arrived at the appropriate amortization periods based on your consideration of ASC 350-30-35-1 through 5.  Please provide us with a summary of the analysis you performed to determine that there were negligible attrition rates in the customer bases.  Please also tell us your basis for any significant estimates and assumptions used in your analysis.

RESPONSE:  The Company utilizes a nationally known, third-party valuation expert to assist us in determining the fair value and related useful lives of identifiable intangible assets acquired through business combinations. The fair value of the customer relationships was determined using the excess earnings method under the income approach. The key assumptions in this valuation model were revenue growth rates (generally consistent with U.S. Gross Domestic Product) and customer attrition rates. The customer attrition rates were determined based on historical experience of the acquired companies over the prior four-year period and ranged from 2% to 5% depending on the product line. These attrition rates are also consistent with such rates experienced in our overall business. The determination of useful lives is based upon how the asset is expected to contribute directly or indirectly to our future cash flows after analyzing historical customer sales attrition and other factors that could have an impact on the expected life. Our conclusions on the useful lives and appropriate amortization methods were reached after giving consideration to the guidance provided in ASC 350-30-35-1 through 6.  While the valuation model projections used to value the customer relationships allow us to conclude a reasonable and reliable overall fair value and expected life for the customer relationships, they do not allow for a reliably determinable pattern of economic benefit that could be used to derive an amortization period other than straight-line. The estimated future revenue and cash flow projections used in the valuation analysis include significant assumptions over a long-term time horizon. The estimation of future cash flows over a long-term time horizon does not take into account cyclical business conditions, including changes in market conditions and industry trends, among other considerations. Due to the inherent subjectivity of estimation of future cash flows and the long-term nature of such estimates, we cannot reliably determine the pattern of economic benefit of these assets. We used the straight line amortization method for the customer relationship assets because, as ASC 350-30-35-6 states, if the pattern in which an entity consumes the economic benefits of the intangible asset cannot be reliably determined, the straight line amortization method shall be used. As discussed above, the Company believes that straight line amortization is appropriate as we are not able to reliably determine the pattern of economic benefits and there was no expectation of significant attrition or growth based on our customer analysis. Further, we concluded that the annual differences between straight-line and attrition-based amortization methods were not material (e.g. less than 1% of pre-tax income for fiscal 2011).

Depreciation, page 55

6.             Please disclose the line item(s) in which you include depreciation and amortization.  If you do not allocate depreciation and amortization to cost of products sold, please tell us what consideration you gave to SAB Topic 11:B.

RESPONSE:  The Company will expand this disclosure in its future filings with the Commission as follows (additions to the disclosure in our 2010 Form 10-K have been underlined for your convenience):

Depreciation

“Property, Plant, and Equipment is stated at cost. The Company reports depreciation of property, plant and equipment in cost of products sold and selling, distribution and administrative expenses based on the nature of the underlying assets. The Company records depreciation primarily related to the production of inventory within cost of products sold. The Company records depreciation related to selling, distribution and administrative functions within selling, distribution and administrative expenses. For financial reporting purposes, depreciation is determined principally on a straight-line basis…”.

Note 3 — Acquisitions, page 58

7.             Please provide all of the applicable disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50.  Your disclosures should include the following:

•      The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration for the Niagara National, LLC acquisition in October 2010.  Refer to ASC 805-30-50-1(b);

•      The amount of acquisition-related costs.  Refer to ASC 805-10-50-2(e) and (f) as well as ASC 805-10-55-41;

•      The amount recognized as of the acquisition date related to contingent consideration arrangements.  Refer to ASC 805-30-50-1(c)(1); and

•      The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed for the Niagara National, LLC acquisition.  Refer to ASC 805-20-50-l(c).

RESPONSE:  The Company concluded that the acquisition of Niagara National, LLC, which required the exchange of purchase consideration totaling less than $10 million and augments an already existing product offering, did not meet the materiality threshold to warrant additional disclosure. The Company considered both quantitative and qualitative factors in concluding the acquisition was not material.  This assessment included a review of the net assets of the acquiree as a percentage of the Company’s total shareholders’ equity as of the end of fiscal year 2010 (which was less than 2%), the total assets of the acquiree as a percentage of our total assets (which was less than 4%), and the acquiree’s income from operations to the Company’s own income from operations (which was less than 4%).

Note 5 — Debt Obligations, page 61

8.             Please confirm to us that you were in compliance with the covenants contained in your debt agreements as of August 31, 2010.  In a similar manner to your Form 10-Q for the period ended February 28, 2011, please clearly disclose whether you were in compliance.

RESPONSE:  The Company confirms that we were in compliance with our debt covenants as of August 31, 2010. The Company will confirm its compliance with debt covenants in future filings consistent with the Form 10-Q for the period ended February 28, 2011 where the Company explicitly stated “We were in compliance with our debt covenants as of February 28, 2011, and we believe that our liquidity and capital resources are sufficient to meet our working capital, capital expenditure and other anticipated cash requirements, excluding acquisitions, over the next twelve months.”

Note 8 — Commitments and Contingencies, page 70
Litigation, page 71

9.             You disclose that you cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the amounts reserved.  Please revise your disclosure to clarify, if true, that you cannot estimate the amount or range of reasonably possible losses in excess of the amount accrued.  Please also supplementally tell us why you currently cannot do so and explain to us the process you undertake for each contingency on an ongoing basis in an effort to do so.

RESPONSE:  The Company will expand this disclosure in our future filings with the Commission as follows (additions to the disclosure in our 2010 Form 10-K have been underlined for your convenience):

“We establish reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. However, unless otherwise disclosed, we cannot make a meaningful estimate of actual costs or a range of reasonably possible losses that could be higher or lower than the amounts reserved…”

The discussion of litigation in Note 8 refers to environmental matters at the Seaboard Industrial Boulevard and Amrep Marietta sites operated by the Company’s subsidiaries.  In the disclosure with respect to both matters, the Company states its current “best estimate” of the cost of remediating the environmental matters disclosed, the factors that the Company considered in reaching its “best estimate”, the factors that could result in a higher remediation cost and the Company’s estimate of a range of reasonably possible losses.

When the Company becomes aware of a loss contingency, it obtains from the subject-matter experts employed by the Company and the third-party subject-matter experts retained by the Company an understanding of the nature of the matter, the potential loss or range of losses that may result from the matter, and the factors having a bearing on the potential loss or range of losses.  In the case of environmental matters, the Company consults its internal environmental and compliance staff, its outside environmental lawyers and expert environmental engineers.  These experts work in collaboration to assess the extent of the environmental remediation required, the legal standards applicable to the remediation duty, the alternate means of effecting remediation, the range of reasonably possible remediation costs and the applicability of fines and penalties.  Senior management, including the Company’s General Counsel, reviews the work of the subject-matter experts and reaches a determination as to the amount or range of reasonably possible losses attributable to the matter.

The Company advises the Staff that its unaudited financial statements as of and for the period ended May 31, 2011 will include disclosure regarding litigation pending against the Company in California.  The litigation concerns whether the Company’s commission practices and policies comply with the California Labor Code.  Two of the Company’s current sales representatives filed this lawsuit on behalf of themselves and on behalf of all other current and former California sales representatives during a period beginning on December 30, 2006.  Although the Company is in the early stages of discovery, it believes, based on its understanding of the facts and alleged claims and the testimony of the lead named plaintiff, that the Company has substantial factual and legal defenses to the lawsuit.  In particular, the Company believes that each member of the putative class will be required to prove his or her alleged damages based on his or her unique circumstances and that, therefore, the putative class members do not represent a certifiable class.  The court has not yet considered whether the purported class is one that may be certified.  The Company believes that the issue will not reach the court before January 2012.  Furthermore, the plaintiffs have only informally and imprecisely described their purported damages from the Company’s alleged violations of the California Labor Code, and the testimony of the lead named plaintiff does not appear to support the overall description of those purported damages.  The litigation was filed on December 30, 2010, and the complaint was served on the Company on January 19, 2011.  The litigation remained relatively inactive during the remainder of the second quarter of fiscal 2011, as the Company evaluated the lawsuit and prepared to file its answer to the complaint, which it did on March 17, 2011.  During the third quarter of fiscal 2011, the Company decided to attempt to reduce its potential exposure to the claims asserted by the lawsuit by developing new employment policies for the employees who are members of the putative class and by offering settlements to the members of the putative class who are currently employed by the Company.  Implementing this decision required significant effort during April and May of 2011.  Accordingly, during the third quarter of fiscal 2011, the Company incurred legal and settlement costs of approximately $1.2 million in connection with this lawsuit, which amount will be disclosed in the unaudited financial statements for the period ended May 31, 2011.

For the reasons stated above, the Company is unable to establish a reserve (in excess of the already accrued and disclosed $1.2 million) with respect to the contingency or to state the amount or range of reasonably possible losses that it may incur with respect to the litigation above the already accrued and disclosed amount.

Environmental Matters Pertaining to Zep’ s Historical Operations, page 72 and
Environmental Liabilities Assumed in the Acquisition of Amrep, page 72

10.                               In each of the proceedings in which you or Amrep has been named as a party that allegedly generated hazardous substances that were transported to a waste site owned and operated by another party, you appear to have determined that any loss is not material.  Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material.  Please disclose the range of possible loss or additional loss or state that such a loss cannot be estimated.  Refer to ASC 450-20-50 and SAB Topic 5:Y.

RESPONSE:  The Company will incur costs associated with the remediation of sites described in its Form 10-K as “waste site(s) owned and operated by another party” where Amrep may have discharged substances that are hazardous to the environment. However, the Company does not believe its share of any obligation for the remediation of these sites to be material.  The Company based this determination on its minimal (less than 1%) contribution to the total waste tonnage sent to the site referenced in our disclosure.

Based on currently available information, the Company has accrued amounts equal to its best estimate of remediation costs that it will incur in connection with these sites.  As these estimates and related accruals aggregate to less than $150,000, we believe our characterization of these costs as not material is appropriate and complete.

The actual cost of remediation will vary depending upon the results of additional testing, geological studies, and the progression of remediation efforts.  However, because the Company is not directly involved in the remediation of these sites, the Company is unable to estimate a range of potential costs or assess any probability of such potential losses beyond the amount we have been apportioned. In the event facts and circumstances change, and the Company’s estimated losses become material or the range of possible losses becomes estimable, the Company will disclose such information. The Company follows the guidance provided by SAB Topic 5:Y for its disclosures and believes that its disclosures are consistent with such guidance.

Form 10-Q for the Period Ended February 28, 2011

General

11.                               Please address the above comments in your interim filings as well, as applicable.

RESPONSE:  The Company will incorporate the above responses in its interim filings, as applicable.

Note 2, Acquisitions

Waterbury Companies, Inc., page 7

12.                               You acquired certain brands and assets and assumed certain liabilities of the North American operations of Waterbury Companies, Inc.  You used the purchase method of accounting, which resulted in the recording of $22.6 million of goodwill.  Please address the following:

•                  Please tell us how you determined that you acquired a business based on the definition provided in ASC 805-10-55-4 through 9; and

•                  The purchase price appears to represent approximately 19% of your total assets as of August 31, 2010.  Please tell us what consideration you gave to Rule 3-05 of Regulation S-X in determining whether audited financial statements and corresponding pro forma financial information should be provided for this acquisition in a Form 8-K.  Please specifically address how you determined this was an acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X as well as provide us your significance tests.

RESPONSE:  The Company concluded that the acquisition of the North American operations of Waterbury constituted a business after considering the guidance provided in ASC 805-10-55-4 through 9. The only significant assets that the Company did not acquire is the primary Waterbury manufacturing facility in Louisiana and the headquarters facility in Connecticut which primarily housed back office accounting functions. The Company acquired all of the other assets and processes of the North American operations. The Company concluded that Zep (or any other market participant) could easily replace or replicate the missing inputs/processes (such as setting up the acquired equipment in a production line to mix and package raw chemical inputs). The Company concluded that there are no unique or proprietary systems, standards or protocols (i.e. the processes) that were not acquired. The

Company acquired all of the formulations, related technology and equipment necessary to convert raw material chemicals into finished products. The Company also considered that the nature of the revenue producing activity previously associated with the acquired assets would remain generally the same after the acquisition. Additionally, all or a portion of the following attributes remain with the acquired component after the transaction:  physical equipment, certain employees, customer relationships, operating rights, production techniques, and trade names.  Based on these considerations, the Company concluded that the acquired assets constitute a business pursuant to both ASC 805-10-55-4 through 9 and Rule 11-01(d).

For any “business acquisition” (e.g., acquisition of a business at greater than 20% significance) required to be described in Item 2.01 of Form 8-K, financial statements of the business acquired shall be filed for the periods specified in Rule 3-05(b) of Regulation S-X. In determining whether audited financial statements and corresponding pro forma financial information should be provided under Item 9.01 of Form 8-K for this acquisition, we evaluated whether the acquired Waterbury business was in excess of the 20% threshold for each of the asset, income, and investment tests under Rule 1-02(w) of Regulation S-X.  Under this rule, a business shall be deemed “significant” and thus shall require the filing of audited financial statements and corresponding pro forma financial information if the results of any of those three tests exceed the 20% threshold.  The results of the Waterbury asset, income and investment tests were 11.9%, 16.1%, and 19.3%, respectively.  Therefore, the Waterbury acquisition did not exceed the 20% significance threshold.  In accordance with Rule 3-05 (b)(2)(i) and Rule 11-01, of Regulation S-X, the Company concluded audited financial statements and corresponding pro forma financial information was not required to be filed pursuant to Form 8-K and Regulation S-X in connection with this acquisition.

MD&A

Liquidity and Capital Resources, page 14

13.                               Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  You have three principal sources of near-term liquidity: (1) existing cash and cash equivalents; (2) cash generated by operations; and (3) available borrowing capacity under your five-year senior credit facility.  When there are significant changes in the sources of cash, please advise how you determined that these sources will continue to be sufficient to meet your needs including whether alternative sources of cash are available.  In this regard, you reported net cash provided of $4 million for the six months ended February 28, 2010 compared to net cash used of $2.9 million for the six months ended February 28, 2011.  Your availability under the 2010 credit facility went from $220 million at August 31, 2010 to $158.9 million at February 28, 2011 and your cash and cash equivalents went from $25.3 million at August 31, 2010 to $6.9 million at February 28, 2011.

RESPONSE:  The primary driver for the fluctuation in cash and debt balances referenced above relate to acquisitions executed by the Company as well as seasonality inherent to our business. The Company maintained an unusually high cash balance as of August 31, 2010 in anticipation of the acquisition of certain assets and liabilities of Waterbury Companies, Inc., which closed the following day on September 2, 2010, rather than use available cash to repay outstanding borrowings towards the end of our fiscal year 2010. Further, earnings (and cash generated therefrom) are higher in the second half of our fiscal year compared with the first half.  This seasonality typically results in higher borrowing levels during the first six months of the fiscal year.

Disclosures within our Form 10-Q and Form 10-K filings include both a discussion of our intent to grow through acquisition, and a discussion of seasonality affecting our business.  Thus far, the Company has not been required to seek alternative sources of liquidity in response to either this initiative or business conditions.  However, the possibility exists that additional sources of liquidity may be required to fund the Company’s acquisition-related initiatives.  The Company’s Risk Factors on page 11 of its Form 10-K discloses the following related to the availability of liquidity to fund acquisitions: “Our need for additional financing may place us at a disadvantage in competing for acquisitions. When a future acquisition opportunity arises, we will be required to evaluate the sources of financing, which may be limited on short notice, and the terms of the financing available at the time.”

Further, the Liquidity and Capital Resources section of the Company’s Form 10-Q’s and Form 10-K illustrate the type of financing that might be pursued by the Company in stating, “In addition, subject to market conditions, we may also access our effective shelf registration to help fund these needs. The shelf registration provides for the issuance of up to an aggregate of $200 million of equity, debt, and certain other types of securities through one or more future offerings. The net proceeds from the sale of any securities registered thereunder may be used for general corporate purposes, which may include funding capital expenditures, pursuing growth initiatives, whether through acquisitions, joint ventures or otherwise, repaying or refinancing indebtedness or other obligations, and financing working capital.”

In addition to these disclosures, we will revise future quarterly and annual disclosures with the Liquidity and Capital Resources section of MD&A to include the following statements until and unless such statements become untrue,

“We were in compliance with our debt covenants as of May 31, 2011, and we believe that our liquidity and capital resources are sufficient to meet our working capital, capital expenditure and other anticipated cash requirements over the next twelve months, excluding acquisitions that we may choose to execute in pursuit of our strategic initiatives.  We do not expect the sources of or intended uses for our cash to change significantly in the foreseeable future, excluding acquisitions.”

The Company supplementally advises the Staff that management assesses compliance with its restrictive debt covenants on a quarterly basis, and routinely models forward-looking earnings and leverage scenarios to ensure the business remains well within those covenant requirements.  However, should the likelihood of non-compliance with those requirements become reasonably possible, or the anticipated sources of and uses for cash change significantly, the Company will amend its disclosures accordingly.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 603-7815.

Sincerely,

/s/ Mark R. Bachmann
Mark R. Bachmann
Executive Vice President and Chief Financial Officer

cc:	Ms. Nudrat Salik, Staff Accountant, United States Securities and Exchange Commission
Mr. John K. Morgan, Zep Inc. Chairman, President and Chief Executive Officer
Mr. Philip A. Theodore, Zep Inc. Vice President, General Counsel and Corporate Secretary
Mr. Beau B. Bradley, Ernst and Young LLP
Mr. Christopher Green, Hunton and Williams LLP